AM
5/10/2004

SECURITIE 04018187 ISSION

CM
5/4

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MAR 3 0 2004

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 25248

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/01/03 (MM/DD/YY) AND ENDING 01/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Hakman & Company, Incorporated

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1350 Bayshore Hwy., Suite 720
(No. and Street)

Burlingame	CA	94010
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

F. David Carr (650) 348-1700
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elwood Espina Ferrell LLP
(Name — *if individual, state last, first, middle name*)

100 No. El Camino Real,	San Mateo,	CA	94401
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 14 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, F. David Carr, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hakman & Company, Incorporated, as of January 31, ~~19~~2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

SUBSCRIBED AND SWORN TO BEFORE ME THIS 15th DAY OF March 2004

NOTARY PUBLIC

Notary Public

CAROLINE D'AQUINO
Commission # 1320939
Notary Public - California
San Mateo County
My Comm. Expires Sep 15, 2005

Signature

EVP

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

Form X-17A-5

FOCUS REPORT
(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] [16]   2) Rule 17a-5(b) [ ] [17]   3) Rule 17a-11 [ ] [18]

4) Special request by designated examining authority [ ] [19]   5) Other [ ] [26]

NAME OF BROKER-DEALER: Hakman & Company, Incorporated [13]

SEC FILE NO.: 8-25248 [14]

FIRM I.D. NO.: 2N-08148-C1 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

1350 Bayshore Hwy., Suite 720 [20]
(No. and Street)

Burlingame [21] CA [22] 94010 [23]
(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): 02/01/03 [24]

AND ENDING (MM/DD/YY): 01/31/04 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: F. David Carr [30]

(Area Code)—Telephone No.: (650) 348-1700 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: [32] [34] [36] [38]

OFFICIAL USE: [33] [35] [37] [39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] [40] NO [ ] [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [ ] [42]

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 15th day of March 19 2004

Manual signatures of:

1) F. David Carr
Principal Executive Officer or Managing Partner

2) F. David Carr
Principal Financial Officer or Partner

3) F. David Carr
Principal Operations Officer or Partner

ATTENTION—Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

Elwood Espina Ferrell LLP [70]

ADDRESS

100 No. El Camino Real [71]	San Mateo [72]	CA [73]	94401 [74]
Number and Street	City	State	Zip Code

CHECK ONE

- ☒ Certified Public Accountant [75]
- ☐ Public Accountant [76]
- ☐ Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
[50]	[51]	[52]	[53]			

ELWOOD • ESPINA • FERRELL LLP
Certified Public Accountants

Hakman & Company, Incorporated

Independent Auditors' Report

To the Board of Directors and Shareholder of
Hakman & Company, Incorporated:

We have audited the financial statements of Hakman & Company, Incorporated as of January 31, 2004, and for the year then ended, and have reported thereon without qualification in our Independent Auditors' Report dated February 17, 2004. In accordance with auditing standards generally accepted in the United States of America, and as discussed in our engagement letter dated November 3, 2003, we reviewed the company's system of internal accounting controls to the extent we deemed necessary in establishing the scope of our examination. Although such a review does not necessarily cover all aspects of internal accounting controls and might not detect all weaknesses in the company's system, our review did not disclose any material inadequacies.

Elwood · Espina · Ferrell, LLP

February 17, 2004

100 No. El Camino Real • San Mateo CA 94401-2705 • Telephone 650.579.7200 • Facsimile 650.579.1041 • www.eefcpa.com

ELWOOD • ESPINA • FERRELL LLP
Certified Public Accountants

Hakman & Company, Incorporated

Independent Auditors' Report

To the Board of Directors and Shareholder of
Hakman & Company, Incorporated:

We have audited the accompanying statement of financial condition of Hakman & Company, Incorporated (a California corporation) as of January 31, 2004, and the related statements of income (loss), changes in ownership equity, and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hakman & Company, Incorporated as of January 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 to 3 inclusive is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Elwood · Espina · Ferrell, LLP

February 17, 2004

100 No. El Camino Real • San Mateo CA 94401-2705 • Telephone 650.579.7200 • Facsimile 650.579.1041 • www.eefcpa.com

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Hakman & Company, Incorporated | N 3 | [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 01-31-04 [99]
SEC FILE NO. 8-25248 [98]
Consolidated [198]
Unconsolidated X [199]

	Allowable		Non-Allowable		Total	
1. Cash	$ 8,074	200			$ 8,074	750
2. Receivables from brokers or dealers:						
A. Clearance account		295				
B. Other		300	$	550		810
3. Receivables from non-customers		355	398	600	398	830
4. Securities and spot commodities owned, at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities	162,955	424				
E. Spot commodities		430			162,955	850
5. Securities and/or other investments not readily marketable:						
A. At cost $ ____ [130]						
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ ____ [150]						
B. Other securities $ ____ [160]						
7. Secured demand notes:		470		640		890
Market value of collateral:						
A. Exempted securities $ ____ [170]						
B. Other securities $ ____ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ ____ [190]						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490		680		920
11. Other assets		535	2,400	735	2,400	930
12. TOTAL ASSETS	$ 171,029	540	$ 2,798	740	$ 173,827	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Hakman & Company, Incorporated as of 01/31/04

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255]	$ [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other	[1115]	[1305]	[1540]
15. Payable to non-customers	[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value:		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	408 [1205]	[1385]	408 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211]	[1390]	[1700]
19. E. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders $ [970]			
2. Includes equity subordination (15c3-1(d)) of.... $ [980]			
B. Securities borrowings, at market value from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements		[1420]	[1730]
1. from outsiders $ [1000]			
2. Includes equity subordination (15c3-1(d)) of.... $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES	$ 408 [1230]	$ [1450]	$ 408 [1760]

Ownership Equity

		Total
21. Sole proprietorship		$ [1770]
22. Partnership (limited partners)	$ [1020]	[1780]
23. Corporation:		
A. Preferred stock		[1791]
B. Common stock 100,000 shares authorized; 1,266 shares outstanding		22,988 [1792]
C. Additional paid-in capital		[1793]
D. Retained earnings		150,431 [1794]
E. Total		173,419 [1795]
F. Less capital stock in treasury		( ) [1796]
24. TOTAL OWNERSHIP EQUITY		$ 173,419 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 173,827 [1810]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Hakman & Company, Incorporated

For the period (MMDDYY) from 02/01/03 [3932] to 01/31/04 [3933]
Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:		
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$	3935
b. Commissions on listed option transactions		3938
c. All other securities commissions	78	3939
d. Total securities commissions	78	3940
2. Gains or losses on firm securities trading accounts		
a. From market making in options on a national securities exchange		3945
b. From all other trading		3949
c. Total gain (loss)		3950
3. Gains or losses on firm securities investment accounts		3952
4. Profit (loss) from underwriting and selling groups		3955
5. Revenue from sale of investment company shares		3970
6. Commodities revenue		3990
7. Fees for account supervision, investment advisory and administrative services		3975
8. Other revenue	164,599	3995
9. Total revenue	$ 164,677	4030

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers	$ 5,042	4120
11. Other employee compensation and benefits	368	4115
12. Commissions paid to other broker-dealers		4140
13. Interest expense		4075
a. Includes interest on accounts subject to subordination agreements [4070]		
14. Regulatory fees and expenses		4195
15. Other expenses	91,449	4100
16. Total expenses	$ 96,859	4200

NET INCOME

17. Net income (loss) before Federal income taxes and items below (Item 9 less Item 16)	$ 67,818	4210
18. Provision for Federal income taxes (for parent only)	14,200	4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above		4222
a. After Federal income taxes of [4338]		
22. Extraordinary gains (losses)		4224
a. After Federal income taxes of [4239]		
21. Cumulative effect of changes in accounting principles		4225
22. Net income (loss) after Federal income taxes and extraordinary items	$ 53,618	4230

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordinary items	$	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Hakman & Company, Incorporated

For the period (MMDDYY) from 02/01/03 to 01/31/04

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period		$ 122,696	4240
A. Net income (loss)		53,618	4250
B. Additions (Includes non-conforming capital of	$ [4262])		4260
C. Deductions (Includes non-conforming capital of	$ [4272])	(2,895)	4270
Other comprehensive loss - unrealized loss on investments, net of deferred tax benefit of $800			
2. Balance, end of period (From item 1800)		$ 173,419	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$ 0	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$ 0	4330

OMIT PENNIES

Hakman and Company, Incorporated

Statement of Cash Flows

Year ended January 31, 2004	
Operating activities:	
Net income	$ 53,618
Adjustments to reconcile net income to net cash provided by operating activities –	
Realized loss on investments	825
Changes in operating assets and liabilities –	
Decrease in prepaid expenses	2,657
Increase in tax refund receivable	(398)
Increase in deferred tax benefit	(1,200)
Decrease in accounts payable	(5,000)
Decrease in accrued expenses	(41)
Decrease in income taxes payable	(14,392)
Decrease in deferred taxes on income	(100)
Net cash provided by operating activities	35,969
Net cash used in investing activities –	
Payments for purchase of investments	(130,000)
Net decrease in cash and cash equivalents	(94,031)
Cash and cash equivalents, beginning of year	136,280
Cash and cash equivalents, end of year	$ 42,249

Supplemental disclosures of cash flow information –	
Cash paid during the year for income taxes	$ 30,290
Noncash transaction -	
Unrealized loss on investments, net of deferred tax benefit of $800	$ (2,895)

The accompanying notes are an integral part of this statement.

Schedule 1

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Hakman & Company, Incorporated as of 01/31/04

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition		$ 173,419 [3480]
2. Deduct ownership equity not allowable for Net Capital		( ) [3490]
3. Total ownership equity qualified for Net Capital		173,419 [3500]
4. Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		[3520]
B. Other (deductions) or allowable credits (List)		[3525]
5. Total capital and allowable subordinated liabilities		$ 173,419 [3530]
6. Deductions and/or charges:		
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ 2,798 [3540]	
B. Secured demand note delinquency	[3590]	
C. Commodity futures contracts and spot commodities— proprietary capital charges	[3600]	
D. Other deductions and/or charges	[3610]	(2,798) [3620]
7. Other additions and/or allowable credits (List)		[3630]
8. Net capital before haircuts on securities positions		$ 170,621 [3640]
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
A. Contractual securities commitments	$ [3660]	
B. Subordinated securities borrowings	[3670]	
C. Trading and investment securities:		
1. Exempted securities	[3735]	
2. Debt securities	[3733]	
3. Options	[3730]	
4. Other securities	20,001 [3734]	
D. Undue Concentration	[3650]	
E. Other (List)	[3736]	(20,001) [3740]
10. Net Capital		$ 150,620 [3750]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Hakman & Company, Incorporated as of 01/31/04

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19)	$	27	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12	$	5,000	3760
14. Excess net capital (line 10 less 13)	$	145,620	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	$	150,579	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	408	3790
17. Add:						
A. Drafts for immediate credit	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
19. Total aggregate indebtedness				$	408	3840
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ line 10)				%	.27%	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)				%	.27%	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B N/A

22. 2% of combined aggregate debit items as shown in *Formula for Reserve Requirements* pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3970
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess capital (line 10 less 24)	$		3910
26. Net capital in excess of the greater of:			
A. 5% of combined aggregate debit items or $120,000	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

Hakman and Company, Incorporated

Reconciliation of Computation of Net Capital

January 31, 2004

No.		Net Capital Computation Audited	Net Capital Computation Unaudited	Audited Over/Under
1	Total ownership equity	$ 173,419	$ 173,419	$ -
6A	Nonallowable assets	(2,798)	(2,798)	-
16	A.I. Liabilities	408	408	-
		$ 171,029	$ 171,029	$ -

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Hakman & Company, Incorporated as of 01/31/04

Exemptive Provision Under Rule 15c3-3

25. If an excemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1) — $2,500 capital category as per Rule 15c3-1 .... [4550]

B. (k) (2)(A) — "Special Account for the Exclusive Benefit of customers" maintained .... [4560]

C. (k) (2) (B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis
Name of clearing firm Van Kasper & Co., Inc. [4335] .... X [4570]

D. (k) (3) — Exempted by order of the Commission (include copy of letter) .... [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

	Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
31	[4600]	[4601]	[4602]	[4603]	[4604]	[4605]
32	[4610]	[4611]	[4612]	[4613]	[4614]	[4615]
33	[4620]	[4621]	[4622]	[4623]	[4624]	[4625]
34	[4630]	[4631]	[4632]	[4633]	[4634]	[4635]
35	[4640]	[4641]	[4642]	[4643]	[4644]	[4645]

Total $ 36 [4699]

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

ELWOOD • ESPINA • FERRELL LLP
Certified Public Accountants

Hakman & Company, Incorporated

Independent Auditors' Report

To the Board of Directors and Shareholder of
Hakman & Company, Incorporated:

We have audited the financial statements of Hakman & Company, Incorporated as of January 31, 2004 and have reported thereon without qualification in our report dated February 17, 2004. We have also made an examination to determine if the company paid the appropriate general assessment for the period from February 1, 2003 through January 31, 2004, in accordance with applicable instructions and forms provided by the Securities Investor Protection Corporation, and included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

The company submitted only one General Assessment Payment Form (SPIPC-4) during this year, which represented the period from February 1, 2003 through January 31, 2004. This form showed a General Assessment of $150. We have also determined that a General Assessment of only $150 was payable for the year ended January 31, 2004.

In our opinion, Hakman & Company, Incorporated has paid all amounts due the Securities Investor Protection Corporation for the year ended January 31, 2004.

Elwood · Espina · Ferrell, LLP

February 17, 2004

100 No. El Camino Real • San Mateo CA 94401-2705 • Telephone 650.579.7200 • Facsimile 650.579.1041 • www.eefcpa.com

Hakman & Company, Incorporated

Notes to Financial Statements

Year ended January 31, 2004

1. Nature of Business and Significant Accounting Policies

Organization – Hakman & Company, Incorporated ("company") was incorporated on June 17, 1980 and subsequently registered with the Securities and Exchange Commission as a broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934. The company is engaged primarily in assisting in the private placement of securities and the sales of limited partnership interests for which it receives commissions.

The company is owned by Hakman Capital Corporation ("HCC").

Method of Accounting – The accompanying financial statements have been prepared on the accrual basis of accounting, whereas the tax returns are filed on the cash basis.

Cash Equivalents – For purposes of the statements of cash flows, cash equivalents represent all highly liquid debt instruments with original maturities of three months or less. Cash equivalents are included in other securities on the accompanying statement of financial condition.

Depreciation – The company uses accelerated methods of depreciation over useful lives of seven years for furniture and fixtures. Fully depreciated assets still in use were $40,451 at January 31, 2004.

Investment – Securities classified as "available-for-sale" are carried in the financial statements at fair value. Realized gains and losses, determined using first-in, first-out (FIFO) method, are included in earnings; unrealized holding gains and losses are reported in other income and expense.

Income Taxes – Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due and deferred taxes related primarily to differences in the deduction of California franchise taxes, unrealized losses on investments, operating loss carryovers, and capital loss carryovers. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Use of Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Investments

The company purchased warrants for $3,300 to purchase 300 shares of common stock of the NASDAQ Stock Market, Inc. These warrants are carried at market value. In January, 2004, the company purchased an investment in a mutual fund, which is carried at market value.

Investments are classified as available-for-sale and consist of equity securities and are recorded at the aggregate fair value of $128,780 at January 31, 2004. Cost was $132,475 at January 31, 2004. Unrealized losses included in other expenses on the accompanying statement of income (loss) were $3,695 at January 31, 2004. Realized losses included in the statement of income (loss) were $825 for the year ended January 31, 2004.

3. Related Party Transactions

The company reimbursed HCC for certain overhead expenses amounting to $12,000 for the year ended January 31, 2004, which is included in other expenses on the accompanying statement of income (loss).

For the year ended January 31, 2004, the company paid commissions of $35,205 to F. David Carr ("FDC"). FDC is an officer of the company. This amount is included in other expenses on the accompanying statement of income (loss).

4. Taxes on Income

The provision for taxes on income for the year ended January 31, 2004 consisted of the following:

	Federal	State	Total
Currently payable	$ 9,453	$ 6,047	$ 15,500
Deferred taxes	(1,100)	(200)	(1,300)
Total	$ 8,353	$ 5,847	$ 14,200

The provision for taxes on income differs from the amount that would be obtained by applying federal statutory rates to income before income taxes because no tax benefit has been provided for non-deductible expenses, the company is subject to state income taxes, and the separate calculations of the current and deferred provisions each consider the effect of graduated rates.

Deferred tax assets recognized for deductible temporary differences and loss carryforwards total $2,400 for January 31, 2004. Deferred tax assets are individually classified as current and noncurrent based on their characteristics.

At January 31, 2004, there was a capital loss carryforward of approximately $600, which expires in 2008. At January 31, 2004, there was a California net operating loss carryforward of approximately $6,000 which begins to expire in 2005.